Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Harris Building, Suite 900
Charlotte, NC 28277

February 2, 2015

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc.
Form 10-K for the Fiscal Year ended December 28, 2013
Filed February 25, 2014
File No. 000-00398
Response letter dated September 19, 2014

Dear Mr. Hiller:

Please find below the response of Snyder’s-Lance, Inc. (the “Company”) to the comments raised by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 17, 2014; with respect to our Form 10-K for the Fiscal Year ended December 28, 2013 and our response letter dated September 19, 2014. For your convenience, we have included the Staff’s comments in bold along with our response.

Form 10-K for the Fiscal Year ended December 28, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Gain on the Sale of Route Businesses, Net, page 16

1.	Article 15C(1)(a) of the Distributor Agreement indicates that, under certain circumstances, a territory and the related rights will revert to you and that you will have the right to operate the territory for your own account. You will also have the right, but not the obligation, to re-purchase the territory. Please tell us the number of occasions in which territory rights have reverted to you and you have not subsequently re-purchased the territory. Additionally, explain to us how, in such cases, you settle or otherwise resolve any right or claim that the former distributor held with respect to the territory.

Company Response:

During 2012 and 2013, there were 408 occasions where the distributor’s rights with respect to the territory reverted to the Company pursuant to Article 15(C)(1)(a). Of these 408 occasions, there were 133 instances where the Company did not repurchase the route business because the former independent business owner (the “IBO”) (the “seller”) sold its route business directly to a third-party (“IBO to IBO transaction”). The remaining 275 were repurchased by the Company which transferred all remaining rights held by the IBO to the Company. In most cases, the Company subsequently sold these route businesses to other third-parties while some continue to be actively marketed.

When an IBO to IBO transaction occurs, the purchasing IBO’s (the “buyer”) payment for the route business is typically sent from the buyer’s financial institution to the seller’s financial institution to settle any outstanding loan. The remaining proceeds are remitted from the buyer’s financial institution to the Company for settlement of outstanding accounts receivable due from the IBO, to the extent applicable. Any excess proceeds from the sale are remitted by the Company to the seller when all remaining accounts receivable are satisfied. To the extent there remains amounts due to the Company after an IBO to IBO transaction closes, the matter is referred to a third-party collection agency.

Financial Statements and Supplementary Data, page 24

Note 1 - Operations and Summary of Significant Accounting Policies, page 29

Route Intangible Gains / Losses, page 31

2.	We have considered your response to prior comment number 5 as it relates to your assessment of whether the “route businesses” represent businesses for purposes of applying the guidance in FASB ASC Topic 805. With the exception of the rights conveyed under the distribution agreement, it is not clear to us what other inputs or processes are conveyed with route sales and purchases. In this regard, we note that there do not appear to be any other assets conveyed, such as trucks, or other property or equipment. Similarly, it does not appear that any management or operational processes, or an organized workforce or other employees are conveyed. Rather, the underlying transactions appear to relate only to agreements to distribute your products. In view of this, explain to us in greater detail your basis for concluding these transactions fall within the guidance of FASB ASC Topic 805.

Company Response:

Upon completion of the merger of Lance, Inc. (“Lance”) and Snyder’s of Hanover, Inc. (“Snyder’s of Hanover”) on December 6, 2010 (the “Merger”), we immediately began the integration of the two legacy companies, which included converting their respective direct-store-delivery (“DSD”) distribution systems to IBOs. As discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2011 Form 10-K, the Company disclosed its strategic integration plan which included the conversion of the vast majority of its company-owned employee-based DSD routes to an IBO distribution structure to better position our distribution network to serve customers. In doing so, the Company made a decision to divest a part of its business – the majority of its Company-owned DSD distribution network. This business disposition included the distribution rights and customer lists for approximately 1,300 Company-owned routes, 1,500 delivery trucks, and the severing of approximately 1,100 route delivery employees. Because of the number of individual transactions associated with the IBO conversion, this process took approximately two years to complete.

During the IBO conversion, the legacy Lance company-owned DSD distribution network was merged with the legacy Snyder’s of Hanover IBO DSD distribution network. The legacy Lance and Snyder’s of Hanover territories were analyzed in order to identify territory overlap as well as new opportunities for territory expansion. In zones where we sold both Snyder’s of Hanover and Lance products, we purchased legacy Snyder’s of Hanover IBO route businesses from the IBOs and then reengineered them in order to increase the efficiency and sales volume of the route territories. As a result, new IBO route businesses were formed from the combined networks and subsequently sold to IBOs in order to create a consistent DSD distribution system.

In 2011 and 2012, approximately 1,500 delivery trucks were sold either directly to new IBOs, to a third-party leasing company in order to facilitate leasing of the delivery trucks by the IBOs, or at auction. Many IBOs acquired from us or leased a delivery truck from the third-party leasing company concurrently with the purchase of the route business. By the end of 2012, almost all of the Company’s delivery trucks associated with the IBO conversion had been sold.

Additionally, a majority of the 1,100 severed route delivery employees, who were familiar with operating a route territory, purchased route businesses during 2011 and 2012. By 2013, route business sales were typically made to third parties who were not previously employed by the Company.

Route businesses sold as part of the IBO conversion as well as subsequent to the IBO conversion include the right to distribute products in the route territory and customer lists. Other inputs also provided include operating policies and procedures and handheld computers. In addition, inventory is purchased by the IBO from the Company subsequent to acquisition of the route business.

The customer list sold to the IBO upon the IBO’s acquisition of the route business from the Company contains a listing of customer locations where the Company has established national, regional or local relationships. The distribution agreement enables the IBO to grow the business with additional local customers within the territory. The IBO can also sell other products not purchased from the Company. The growth in the business generated by the IBO can then be realized in a subsequent IBO to IBO transaction.

The IBOs acquiring route businesses from the Company are also provided operating policies and procedures in the form of the suggested operating guidelines document. The operating policies and procedures represent processes that are conveyed for the purpose of assisting the IBO in operating a self-sustaining business. These guidelines include information to assist the IBO by providing suggestions related to the execution of certain functions including:

•	Management of product promotions;

•	Customer engagement on product catalogs, pricing considerations, and increasing weekly sales volumes;

•	Customer credits and allowances;

•	Settlement of accounts receivable and payable; and

•	Operating protocol for temporary service/management of the IBO route.

Furthermore, as part of its acquisition of the route business from the Company, the IBO leases a handheld computer which enables the IBO to effectively and efficiently operate the business. The functions of the handheld computer include invoicing and recording of sales transactions, historical sales reporting, customer pricing and promotions, data exchange processing, product bar code scanning, inventory management, order processing and daily operations reporting.

For 2013 and 2014, IBO route business sales to former employees and the Company’s sale of delivery trucks were no longer common in Company purchase and sale transactions. However, the remaining inputs and processes described above continue to be part of the route businesses purchased and sold.

Notwithstanding the above and as described in ASC 805-10-55-5, “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.” ASC 805-10-55-8 states that “Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.” Although application of this standard requires judgment, we believe that the IBO routes meet the definition of a business in accordance with ASC 805 because the integrated set of inputs and processes being sold are capable of being managed as a business by a market participant.

3.	Your response to comment 5 indicates, in part, that you believe your fact patterns would support similar accounting conclusions under FASB ASC paragraphs 952-605-25-1 through 4, 25-8 and 25-9. However, FASB ASC 952-605-25-9 requires that the “likelihood” of you repurchasing a route must be considered, which you do not appear to have addressed in the response. In light of the significant number of routes you have repurchased in 2013 and 2014 due to reengineering projects, please explain to us how you have considered the likelihood of repurchasing a route as part of your revenue recognition accounting policy.

Company Response:

When a route business is sold to an IBO, it is both the Company’s and the IBO’s intent that the sale is final and the risks and rewards of ownership have transferred indefinitely. Accordingly, there is no scenario where the Company would sell an IBO route business with an expectation that it would need to repurchase the route at a later date. As discussed previously, we encourage the IBOs to conduct IBO to IBO transactions in order to facilitate the sale of its route business. The majority of the ongoing changes in route business ownership are between IBOs and do not directly involve the Company. There were a total of approximately 1,350 IBO to IBO transactions during 2012 and 2013.

The Company is not in the business of buying and selling routes but rather manufacturing, distributing, marketing and selling snack food products. Maintaining the DSD distribution network is critical to our business, and changes in the IBO businesses are not only costly to our organization but also disruptive to our consumers. Accordingly, our intent is to sell a sustainable route business to a capable IBO in order to minimize changes in our IBO business partners.

Route businesses have territories that are structured to generate revenue to cover operating expenses and earn an operating profit sufficient to sustain the business for an indefinite period of time. Accordingly, there is no scenario where the Company would sell an IBO route business where the expectation of repurchase at a later date would be deemed probable. The level of repurchases from IBO defaults was approximately 1% of our total portfolio of approximately 2,800 route businesses during 2012 and increased to 9% during 2013, which was the highest rate of defaults in Company history as a result of the significant number of IBO conversions stemming from the Merger and the conversion of the DSD distribution systems. It has subsequently declined to approximately 5% for the first six months of 2014, and we expect it to continue to decline. The increase in IBO defaults during 2013 was unanticipated and primarily due to poor management of the business by first-time IBOs many of which had been Company-employed route drivers and did not have previous experience managing an independently-owned route business. Our experience suggests that IBO defaults will decline in future years and will continue to support our determination that the likelihood of an IBO default that results in the Company repurchasing a route business is not probable at the time of sale.

Periodically, route businesses must be reengineered due to factors beyond the control of the IBO. These factors include acquisitions, divestitures and significant changes in the customer base and can result in the repurchase of a route business. Route business purchases due to reengineering represented approximately 2% of our total portfolio of approximately 2,800 route businesses in 2012 and approximately 6% during 2013. The significant effort associated with the IBO conversion due to the Merger led to an unexpected increase in route reengineering in 2013 as the initial configurations of certain route businesses were not optimally designed for the IBOs.

In summary, it is our intent to transfer ownership of the route business to the IBO for an indefinite period of time at the time a route business is sold. Furthermore, given the effort involved in structuring a self-sustaining route business, it is not probable that at the time of the route sale the Company would exercise its right to repurchase the route business.

Note 7 - Goodwill and Other Intangible Assets, page 37

4.	Your response to comment number 7 describes the processes through which you determine the purchase price for purchased routes and the amount of any goodwill recorded in connection with these purchases. Explain to us, in reasonable detail, how you determine the fair value of the acquired route territory intangible asset. As part of your response, describe all material factors or assumptions used, and explain how these factors or assumptions compare to the methods used to determine the purchase price. Separately, provide us a schedule that shows, for 2012 and 2013, each purchase transaction that resulted in the recording of goodwill. The schedule should indicate the purchase date, the purchase price, and should describe the factors that make up the goodwill recognized.

Company Response:

As discussed in our previous response, the valuation methodology for route businesses is consistent for both purchases and sales of route businesses. Given that these transactions involve the purchase or sale of a business, as defined by ASC 805, we believe that both purchases and sales of route businesses should result in value allocated to both the route intangible asset and goodwill.

For the sale of route businesses, since the asset being sold constitutes a business, ASC 350-20-40-2 requires the relative fair value allocation of goodwill when determining the gain/loss on disposal. Gains/losses on the sale of route businesses are then determined based on the difference between proceeds received and the total carrying value of the route business, which includes both the book value of the route intangible, if applicable, and the allocated goodwill.

Consistent with ASC 805, the purchase of a route business reflects a business combination requiring allocation of the purchase price based on the assets acquired. In order to determine the proper allocation of the purchase price to the route intangible asset and goodwill, we reviewed the purchase price allocations of our recent acquisitions of third-party distributors. We believe these acquisitions provide a reasonable proxy of fair value based on the similarities of these route businesses and minimal tangible assets these businesses require as compared to the IBO route businesses. Based on analysis of the purchase price allocations for these third-party distributor acquisitions, it was determined that approximately 70% of the purchase price should be allocated to the route intangible asset, with the remaining 30% allocated to goodwill. This allocation percentage is within a reasonable range of the percentage allocation to route intangible assets and goodwill associated with route business sales. Therefore, on a monthly basis, we utilize the percentage of value allocated to goodwill and route intangible assets from recent route business sales transactions to determine the purchase price allocation for route business purchases. We do not perform a separate purchase price allocation for each individual route business purchase, as our consistent monthly valuation methodology would result in a similar purchase price allocation for each transaction. During 2012 and 2013, the average percentage of purchase price allocated to route intangible assets was approximately 73%, with the remaining value allocated to goodwill. This is consistent with the allocation of value for our recent acquisitions of third-party distributors and approximates fair value allocation of the purchase price in accordance with ASC 805.

The goodwill recognized in route business transactions represents the future economic benefit arising from assets acquired that could not be individually identified and separately recognized and is attributable to the general reputation, acquisition synergies and the expected future cash flows of the route business.

As requested, we have included a schedule which shows the route intangible and goodwill allocation for each month of 2012 and 2013, as we account for the aggregate purchase of route businesses on a monthly basis.

Route Purchase Price Allocation - 2012 and 2013 (Amounts in thousands)
		Route	Total			Route	Total
	Goodwill	Intangible	Purchase Price		Goodwill	Intangible	Purchase Price
January 2012	$973	$2,833	$3,806	January 2013	$3,188	$6,651	$9,839
February 2012	2,834	7,460	10,294	February 2013	168	360	528
March 2012	1,979	5,633	7,612	March 2013	247	529	776
April 2012	591	1,792	2,383	April 2013	1,378	2,942	4,320
May 2012	230	749	979	May 2013	967	2,121	3,088
June 2012	367	1,241	1,608	June 2013	857	1,945	2,802
July 2012	18	63	81	July 2013	410	985	1,395
August 2012	149	524	673	August 2013	934	2,288	3,222
September 2012	68	242	310	September 2013	468	1,173	1,641
October 2012	—	—	—	October 2013	295	777	1,072
November 2012	20	68	88	November 2013	554	1,482	2,036
December 2012	249	862	1,111	December 2013	160	431	591

Total 2012	$7,478	$21,467	$28,945	Total 2013	$9,626	$21,684	$31,310

Note: Amounts above include small distributor acquisitions which were included in business acquisitions in the cash flow statement.

Note 13 - Commitments and Contingencies, page 45

Guarantees, page 45

5.	We note the loans under guarantee increased during 2013, from $110 million to $118 million. The reason for the increase is not clear since your conversion to IBOs was complete during 2012, you repurchased a number of routes during 2013, net, and we would expect principal repayments to have been made by the IBOs during 2013. Please provide us a 2013 roll-forward of your loans under guarantee.

Company Response:

Loans under guarantee increased during 2013 by $8.2 million, net, due to:

•	New IBO loans as a result of a route business transaction where the previous loan was with a related-party, which was not subject to guarantee requirements, and the new loan was with a third-party where the loan was guaranteed (a corresponding $6.4 million decrease in related-party loans outstanding as disclosed in Note 14 of financial statements as filed in our 2013 Report on Form 10-K);

•	New IBO loans as a result of IBO to IBO transactions where the principal outstanding on the repaid loan is lower than the value of the subsequent new loan;

•	Company purchase and subsequent sales transactions where the principal outstanding on the repaid loan is lower than the value of the subsequent new loan; and,

•	New IBO loans due to the sale of new route businesses resulting from the acquisition of third-party distributors.

We expect future sales of new route businesses to be financed primarily through third-party lenders. Please refer to the following roll-forward of loans under guarantee, from December 29, 2012 through December 28, 2013.

Rollforward of Loans Under Guarantee

(Amounts in thousands)
Beginning Balance 2013	$109,656
Less:
Final payoff of loans	(24,973)
Ongoing principal payments	(6,887)
Add:
New loans	40,084

Ending Balance 2013	$117,880

6.	In response to prior comment 2, under IBO default, you state that some IBO defaults might result in an IBO to IBO transaction. Since these defaults are not included in the schedule provided to us, please quantify for us any additional defaults not included in the schedule.

Company Response:

As noted in our response to comment #1, in many instances, a default under the distributor agreement does not result in the Company repurchasing the route business. There were a total of 133 IBO to IBO transactions in 2012 and 2013, where the distributor’s rights with respect to the territory reverted to the Company and a new IBO purchased the route business directly from the former IBO. These transactions were not included in the previous schedule provided. There were a total of approximately 1,350 IBO to IBO transactions in 2012 and 2013 which includes the 133 discussed above.

Acknowledgement

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Gail Sharps Myers, Chief General Counsel, at (704) 557-8001 or via email at gsharpsmyers@snyderslance.com.

Sincerely,

SNYDER’S-LANCE, INC.

By:	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial and Administrative Officer